BlackRock Variable Series Funds, Inc.
55 East 52nd Street
New York, New York 10055

June 23, 2011

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc. (the “Registrant”) Investment Company Act File No. 811-03290

Ladies and Gentlemen:

In connection with the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Registrant, on behalf of its series BlackRock International Value V.I. Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Commission staff (the “Staff”):

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BlackRock Variable Series Funds, Inc.

By:        /s/ Ben Archibald___________
Name:   Ben Archibald
Title:     Assistant Secretary